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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                            Commission File Number 000-23369

                          NOTIFICATION OF LATE FILING

[ ] FORM 10-KSB  [ ] FORM 20-F  [ ] FORM 11-K  [X] FORM 10-QSB [ ] FORM N-SAR

    For period Ended: March 31, 1999

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended: Not applicable.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART 1

                             REGISTRANT INFORMATION

Full Name of registrant: Fix-Corp International, Inc.

Former name, if applicable: N/A

Address of principal executive office: 3637 South Green Road, Suite 201

City, state and zip code: Beachwood, OH 44122

                                    PART II

                            RULE 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q,
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    or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    As previously reported on Form 8-K dated as of February 15, 1999 ("8-K"), which is incorporated herein by reference, on February 17, 1999, Fix-Corp International, Inc. (the "Company") filed a voluntary petition for protection from creditors under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the Southern District of Ohio, Eastern Division, Case No. 99-51289.

    The Company previously disclosed on Form 12b-25 filed with the Commission on March 31, 1999, that its preparation and filing of its Form 10-KSB for the period ended December 31, 1998 would not be timely filed as a result of bankruptcy issues.

    As a result of continued time and effort being expended by the Company and its advisors in connection with its bankruptcy and the preparation of its audit for fiscal year 1998, and the filings related thereto, the Company will not be in a position to timely file its first fiscal quarter 1999 Form 10-QSB.

                                    PART IV

                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Mark P. Hershhorn - 216-292-3182.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
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Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Fiscal year 1998 Form 10-KSB    [ ] Yes   [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  To the best of our knowledge at this time: [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          FIX-CORP INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 1999                          By: /s/
                                               ---------------------------------
                                               Mark P. Hershhorn, Chairman & CEO
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                            GOODMAN WEISS MILLER LLP
                         100 Erieview Plaza, 27th Floor
                            Cleveland, OH 44114-1824
                             phone: (216) 696-3366
                              fax: (216) 363-5835


                                  May 17, 1999


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: Fix-Corp International, Inc. (the "Company")
             Form 12b-25
             File No. 000-23369

Ladies and Gentlemen:

         Attached is the Company's Form 12b-25 notifying you that its first fiscal quarter 1999 Form 10-QSB will not be filed on a timely basis.

         Should you have any questions or comments, please contact the undersigned.


                           GOODMAN WEISS MILLER LLP

                           /s/ Ronald I. Weiss